Exhibit 99.1

NEWS RELEASE

SOUTH BOW RECOMMENDS SHAREHOLDERS REJECT TRC CAPITAL’S BELOW-MARKET “MINI-TENDER” OFFER

CALGARY, Alberta – Nov. 1, 2024 – South Bow Corp. (TSX & NYSE: SOBO) has received an unsolicited “mini-tender” offer from TRC Capital Investment Corp. (TRC Capital) to purchase up to 3 million South Bow common shares, or approximately 1.4% of South Bow’s outstanding common shares, at a below-market price of C$31.95. South Bow does not endorse TRC Capital’s unsolicited offer, has no affiliation with TRC Capital or its offer, and does not recommend or endorse this unsolicited mini-tender offer.

South Bow cautions shareholders that the mini-tender offer has been made at a below-market price for the South Bow common shares. TRC Capital’s unsolicited offer price of C$31.95 per share represents a discount of 4.6% to the closing price of the South Bow common shares on the Toronto Stock Exchange and the New York Stock Exchange on Oct. 28, 2024, the last trading day before the mini-tender offer was commenced, and a discount of 7.4% to the closing price on Nov. 1, 2024.

Shareholders are urged to obtain current market quotations for their shares, consult with their broker or financial advisor, and exercise caution with respect to TRC Capital’s unsolicited offer. Shareholders who have already tendered their shares should consider taking actions to withdraw them, including reviewing the withdrawal procedures in TRC Capital’s offering documents.

TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers are designed to avoid many investor protections like disclosure and procedural requirements applicable to most take-over bids and tender offers under Canadian and U.S. securities laws. The Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) have expressed concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC states that “bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC has published investor tips about mini-tender offers, which can be found at www.sec.gov/investor/pubs/minitend.htm.

Brokers, dealers, and other market participants are encouraged to exercise caution and review the letter regarding broker-dealer mini-tender offers dissemination and disclosures at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Comments from the CSA on mini-tender offers can be found at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

South Bow requests that this news release be included in any distribution of materials relating to TRC Capital’s mini-tender offer for South Bow common shares.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America’s highest demand markets. Based in Calgary, Alberta, South Bow is the spinoff company of TC Energy, with Oct. 1, 2024 marking South Bow’s first day as a standalone entity. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Katie Stavinoha
investor.relations@southbow.com	communications@southbow.com